

November 17, 2014

<u>Via E-mail</u>
Ms. Carrie A. Comer
Senior Vice President and Chief
Financial Officer
F & M Bank Corp.
P.O. Box 1111
Timberville, VA 22853

> **Re: F & M Bank Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 28, 2014**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed October 30, 2014**
> **Response dated October 30, 2014**
> **File No. 000-13273**

Dear Ms. Comer:

We have reviewed your supplemental response and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Management Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Nonaccrual and Past Due Loans, pages 27-28</u>

1. We have reviewed your response to comment number one of our letter dated October 17, 2014 and it appears that you have changed your definition of nonperforming loans to be nonaccrual loans, loans past due 90 days or more and restructured loans. Also, you have expanded the table to include the disclosure of restructured nonaccrual loans which it appears should be included in the total of

restructured loans which you have now included in nonperforming loans. In this regard, it is not clear as to the disclosure of the amount of accruing restructured loans. Item III C 1 of Guide III states that you should state separately the amount of (a) Loans accounted for on a nonaccrual basis; (b) Accruing loans which are contractually past due 90 days or more as to principal or interest payments; and loans not included above which are "troubled debt restructurings." You may present nonperforming loans to include nonaccrual loans and loans past due 90 days or more and then present loans not include above which are TDRs separately. You may provide a note to the tabular presentation to state the amount of nonaccrual TDRs included in nonaccrual loans, if not otherwise apparent. Please advise or revise the tabular presentation in future filings, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief